    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2001.

                                                      REGISTRATION NO. 333-37820
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

      POST EFFECTIVE AMENDMENT NO. 1 ON FORM S-3 TO FORM S-1 REGISTRATION
                   STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ANTIGENICS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           06-1562417
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                          630 FIFTH AVENUE, SUITE 2100
                            NEW YORK, NEW YORK 10111
                                 (212) 332-4774
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              GARO H. ARMEN, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ANTIGENICS INC.
                          630 FIFTH AVENUE, SUITE 2100
                            NEW YORK, NEW YORK 10111
                                 (212) 332-4774
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                             PAUL M. KINSELLA, ESQ.
                               PALMER & DODGE LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 573-0100
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(C), MAY DETERMINE.
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--------------------------------------------------------------------------------

            SUBJECT TO COMPLETION OR AMENDMENT, DATED MARCH 13, 2001

                        3,079,858 SHARES OF COMMON STOCK

                                ANTIGENICS INC.

     This prospectus relates to 3,079,858 shares of our common stock, $0.01 par value, that may be offered and sold from time to time by the selling stockholders identified on pages 18-20.

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     Our common stock is listed on the Nasdaq National Market under the symbol "AGEN." On March 9, 2001, the last sale price of the common stock as reported on the Nasdaq National Market was $15.688 per share.

     AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CONSIDER THE FACTORS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 4.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH   , 2001.

                               TABLE OF CONTENTS

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
Summary.....................................................    3
Risk Factors................................................    4
Forward-Looking Statements..................................   15
Use of Proceeds.............................................   16
Selling Stockholders........................................   16
Plan of Distribution........................................   19
Legal Matters...............................................   20
Experts.....................................................   20
Incorporation of Certain Documents By Reference.............   20
Where You Can Find More Information.........................   20

                                    SUMMARY

     This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out elsewhere in this prospectus and incorporated by reference into this prospectus, including our financial statements.

ANTIGENICS INC.

     We are developing treatments for cancers, serious infections, autoimmune disorders and degenerative disorders using our proprietary technologies intended to program the immune system and improve quality of life. These products include immunotherapeutics based on a specific class of proteins known as heat shock proteins, also referred to as HSPs, which activate powerful cellular immune response, and Stimulon(R) based products, including QS-21, which activate superior antibody response. We are evaluating our lead HSP-based immunotherapeutic, Oncophage(R), in an international multi-center Phase III clinical trial in kidney cancer and in five additional cancer indications in Phase II or Phase I/II trials. Through our internal programs and partnerships with GlaxoSmithKline, Aventis Pasteur, Wyeth-Lederle, Bristol-Myers Squibb, VaxGen and Elan Pharmaceuticals, we are testing our Stimulon-based products in 11 Phase III and Phase II clinical trials for cancer, several infectious diseases and degenerative diseases. Based upon our scientific and drug development skills, our pioneering technology platforms and our strategic expertise, we plan to establish a leadership position in drug discovery, development and commercialization.

                                  THE OFFERING

     In connection with a private placement of equity completed in November 1999, we granted registration rights with respect to 2,808,815 shares of our common stock. Holders of 2,801,762 of the shares of common stock exercised these rights. Accordingly, we are registering these shares of common stock for resale. We are also registering 278,096 shares of common stock issuable upon exercise of warrants issued in the November 1999 private placement.

Shares offered by the selling
  stockholders................   3,079,858 shares.

Offering price................   Determined at the time of sale.

Common stock outstanding as of
  March 7, 2001...............   27,316,295 shares.

Use of proceeds...............   We will not receive any of the proceeds from
                                 sale of the shares.

Nasdaq National Market
symbol........................   AGEN

     This prospectus contains our trademark, Oncophage(R). Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

OFFICE LOCATION

     We maintain our principal operations in Woburn, Massachusetts and our executive offices in New York, New York. The address for our executive offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111 and our telephone number is (212) 332-4774.

                                  RISK FACTORS

     You should carefully consider the following risk factors before you decide to buy our common stock. Any of these risks could have a material adverse impact on our business, financial condition, operating results or cash flows. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

WE CANNOT GUARANTEE THAT WE WILL EVER COMMERCIALIZE ANY OF OUR THERAPEUTIC OR PROPHYLACTIC VACCINES AND GENERATE ADDITIONAL REVENUE IN THE FUTURE.

  WE MUST RECEIVE SEPARATE REGULATORY APPROVALS FOR EACH OF OUR VACCINES IN EACH INDICATION BEFORE WE CAN SELL THEM COMMERCIALLY IN THE UNITED STATES OR INTERNATIONALLY.

     To obtain regulatory approvals, we must, among other requirements, complete clinical trials demonstrating that a particular therapeutic or prophylactic vaccine is safe and effective. We have a number of therapeutic or prophylactic vaccines in clinical trials, any delays or difficulties that we encounter in these clinical trials may have a substantial adverse impact on our operations and cause our stock price to decline significantly. We have limited clinical data and future clinical trials may not show that our vaccines are safe and effective. In addition, we or the United States Food and Drug Administration, commonly known as the FDA, might delay or halt the clinical trials for various reasons, including:

     - our vaccines may not appear to be more effective than current therapies;

     - our vaccines may have adverse side effects;

     - the time required to determine whether our vaccines are effective may be longer than expected;

     - patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to our vaccines;

     - sufficient number of patients may not enroll in the trials; or

     - we may not be able to produce sufficient quantities of a vaccine to complete the trials.

     We rely on third party clinical investigators to conduct our clinical trials. As a result, we may encounter delays outside of our control. Furthermore, the success of these third parties in performing their responsibilities under license agreements may affect the timing and amount of license fee payments, royalties and revenues from product sales, and we cannot assure that these collaborations will be successful.

     We may not be able to establish additional acceptable collaborative arrangements or license agreements should we deem these necessary to develop and commercialize product candidates, nor can we assure that such future arrangements will be successful.

     The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially, based on the type, complexity and novelty of the product involved. To date, the FDA and foreign regulatory agencies have approved only a limited number of cancer therapeutic vaccines for commercial sale. Furthermore, the FDA and foreign regulatory agencies have relatively little experience with autologous therapies. This lack of experience may lengthen the regulatory review process for Oncophage, increase our development costs and delay or prevent commercialization. In addition, problems encountered with other companies' therapeutic vaccine products may slow the regulatory review of our therapeutic vaccines. The FDA may not consider Oncophage to be an appropriate candidate for fast track designation should we choose to seek it. Accordingly, Oncophage or any of our other future drug candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval.

  BECAUSE DEVELOPMENT OF OUR THERAPEUTIC OR PREVENTIVE VACCINES FOR INFECTIOUS DISEASES, AUTOIMMUNE DISORDERS, AND DEGENERATIVE DISORDERS WILL INVOLVE A LENGTHY AND COMPLEX PROCESS, WE ARE NOT CERTAIN WE WILL BE ABLE TO DEVELOP ANY MARKETABLE THERAPEUTIC OR PREVENTIVE VACCINES FOR THESE INDICATIONS.

     With the exception of our immunotherapeutic agent for the treatment of genital herpes, we have not completed all of the preclinical development of any of our therapeutic or preventive vaccines for infectious diseases, autoimmune disorders or degenerative disorders. We will need to conduct extensive additional research and preclinical and clinical testing of these vaccines prior to commercialization. This development process takes several years and often fails to yield commercial products. Regulatory authorities may not permit human testing of these vaccines and, even if they permit human testing, we may not demonstrate that a vaccine is safe and effective.

  EVEN IF SOME OF OUR VACCINES RECEIVE REGULATORY APPROVAL, THOSE VACCINES MAY STILL FACE SUBSEQUENT REGULATORY DIFFICULTIES.

     If we receive regulatory approval to sell any of our human therapeutic or prophylactic vaccines, the FDA or a comparable foreign regulatory agency may, nevertheless, limit the categories of patients who can use that therapeutic or prophylactic vaccine. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. Furthermore, the FDA or foreign regulatory agencies may require expensive post-approval trials. If we discover previously unknown problems with a product or its manufacturing and laboratory facility, a regulatory agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market. If we fail to comply with applicable regulatory approval requirements, a regulatory agency may:

     - send us warning letters;

     - impose fines and other civil penalties on us;

     - suspend our regulatory approvals;

     - refuse to approve pending applications or supplements to approved applications filed by us;

     - refuse to permit exports of our products from the United States;

     - require us to recall products;

     - seize our products;

     - impose restrictions on our operations; or

     - criminally prosecute us.

WE MAY ENCOUNTER MANUFACTURING PROBLEMS THAT LIMIT OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR THERAPEUTIC AND PROPHYLACTIC VACCINES.

  IF WE ARE UNABLE TO PURIFY HEAT SHOCK PROTEINS FROM SOME CANCER TYPES, THE SIZE OF OUR POTENTIAL MARKET WOULD DECREASE.

     Our ability to successfully commercialize a therapeutic vaccine for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. Based on our clinical trials conducted to date, in renal cell carcinoma, we have been able to manufacture Oncophage from 98% of the tumors delivered to our manufacturing facility; for melanoma, 86%; for colorectal carcinoma, 100%; for gastric cancer, 70%; and for pancreatic cancer, 30%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases degrade the heat shock proteins during the purification process. We may encounter this problem or similar problems with other types of cancers as we expand our research. If we cannot overcome these problems, the number of cancer types that our therapeutic vaccines could treat would be limited.

  DELAYS IN OBTAINING REGULATORY APPROVAL OF OUR MANUFACTURING FACILITY AND DISRUPTIONS IN OUR MANUFACTURING PROCESS MAY DELAY OR DISRUPT OUR COMMERCIALIZATION EFFORTS.

     Before we can begin commercially manufacturing our therapeutic vaccines, we must obtain regulatory approval of our manufacturing facility and process. Manufacturing of our therapeutic vaccines must comply with the FDA's current Good Manufacturing Practices requirements, commonly known as cGMP, and foreign regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and foreign regulatory requirements, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we will be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell our therapeutic vaccines.

     The FDA, the Commonwealth of Massachusetts and foreign regulatory authorities have the authority to continuously inspect our manufacturing facility in Woburn, Massachusetts. Preparing this facility for commercial manufacturing may take longer than planned and the costs of complying with FDA regulations may be higher than those for which we have budgeted. In addition, any material changes we make to the manufacturing process may require approval by the FDA, the Commonwealth of Massachusetts or foreign regulatory authorities. It could take longer than we expect for us to obtain these approvals. Any delays in obtaining these approvals could disrupt our manufacturing process.

     We are the only manufacturer of our therapeutic vaccines. For the next several years, we expect that we will conduct all of the manufacturing of our therapeutic vaccines in the facility in Woburn, Massachusetts. If this facility or the equipment in the facility is significantly damaged or destroyed, we will not be able to quickly or inexpensively replace our manufacturing capacity. Due to the nature of our therapeutic vaccines, a third party may not be able to manufacture our therapeutic vaccines.

     We have no experience manufacturing Oncophage in the volumes that will be necessary to support large clinical trials or commercial sales. Our present manufacturing process may not meet our initial expectations as to:

     - scheduling;

     - reproducibility;

     - yield;

     - purity;

     - cost;

     - potency;

     - quality; and

     - other measurements of performance.

     We are the only manufacturer of our feline leukemia vaccine and the QS-21 family of adjuvants. For the next several years, we expect that we will conduct all of our manufacturing of these products in our facility in Framingham, Massachusetts. If this facility or the equipment in the facility is significantly damaged or destroyed, we will not be able to quickly or inexpensively replace our manufacturing capacity. This manufacturing facility has limited expansion potential and we may need to construct additional manufacturing facilities or contract with another company manufacture of our products. Furthermore, if product demand increases substantially, we will not be able to respond quickly or inexpensively to meet this demand. We cannot guarantee that we will be able to construct additional facilities or out-source our manufacturing at a reasonable cost, if at all.

WE MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

     Part of our strategy is to develop and commercialize some of our products by continuing our existing collaborative arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on the success of these parties in performing research, preclinical and clinical testing. These arrangements may require us to transfer important rights to these corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. As a result, we cannot guarantee that any of our strategic collaborations will continue, that we will be able to enter into new collaborations or that we will receive revenues from any of these relationships.

WE MAY HAVE CONFLICTS OF INTEREST WITH OUR CORPORATE PARTNERS THAT COULD ADVERSELY AFFECT EXPECTATIONS REGARDING OUR COLLABORATIONS.

     We may have conflicts of interest with our corporate partners that could adversely affect our business. For example, existing or future corporate partners may pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future corporate partner. If our corporate partners pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business will suffer.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, TRADE SECRETS OR KNOW-HOW, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS PROFITABLY.

  IF WE FAIL TO SUSTAIN AND FURTHER BUILD OUR INTELLECTUAL PROPERTY RIGHTS, COMPETITORS WILL BE ABLE TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS TO DEVELOP COMPETING THERAPIES.

     Our success depends, in part, on our ability to maintain protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe, or violate, the intellectual property rights of others.

     We currently have exclusive rights to 30 issued United States patents and foreign counterpart patents relating to its heat shock protein technology. Our rights to these patents are as a result of exclusive worldwide licenses with Fordham University and Mount Sinai School of Medicine of New York University. In addition, we have licensed or optioned rights to 106 pending United States patent applications and foreign counterpart patent applications relating to our heat shock protein technology. We also have exclusive rights to 31 issued and 59 pending U.S. and foreign patents and patent applications, respectively, relating to its Saponin and CD1 technology. The standards which the United States Patent and Trademark Office uses to grant patents are not always applied predictably or uniformly and can change. Consequently, we cannot be certain as to the type and extent of patent claims that will be issued to us in the future. Any patents which are issued may not contain claims which will permit us to stop competitors from using similar technology. The standards which courts use to interpret patents are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, we cannot be certain as to how much protection, if any, will be given to our patents, if we attempt to enforce them and they are challenged in court. If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that our patents are invalid and should not be enforced against us. These lawsuits are expensive and would consume time and other resources, even if we are successful in stopping the violation of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities are not covered by, that is, do not infringe, our patents.

     Furthermore, a third party may claim that we are using inventions covered by such third party's patent and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are violating the third party's patent and would order us to stop the activities covered by the patent. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party's patent.

     We rely on certain proprietary trade secrets and know-how. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and certain contractors. It is possible, however, that:

     - these persons will breach the agreements;

     - we would have inadequate remedies for any breach; or

     - our competitors will independently develop or otherwise discover its trade secrets.

  ANTIGENICS MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

     The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations.

     Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. We, or our licensors, may also need to participate in interference proceedings involving our issued patents and pending applications of another entity. An unfavorable outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms.

     We cannot guarantee that the practice of our technologies will not conflict with the rights of others. We are aware of a United States patent, issued to a third party, with claims directed to certain heat shock protein based therapeutic vaccines and their use in the field of tissue grafting. We do not believe that our products or activities are infringing any valid claims of this patent. We also are aware of two United States patents, issued to a different third party, with claims directed to certain methods of making heat shock protein products and related apparatuses. These patents do not claim any therapeutic applications. These patents also do not claim any of the methods we presently use to make Oncophage. Moreover, we do not believe that our methods of producing any of our heat shock protein-based therapeutic vaccines would infringe any valid claim of either of these patents. However, we cannot guarantee that this third party, or any other third party, will not sue us for infringing these, or any other, patents. One of the patent applications licensed to us contains claims which are substantially the same as claims in one of this third party's patents. Therefore, there is a possibility that the United States Patent and Trademark Office will declare an interference proceeding between one or both of this third party's patents and our patent application. In an interference proceeding, the party with the earliest effective filing date has certain advantages. We believe that our claims have an earlier effective filing date than the claims of the other patents. However, we cannot guarantee that we would prevail in any interference proceeding. In the past and again recently, this third party has contacted us about licensing patents rights and we have not yet made a decision regarding this matter.

     In some foreign jurisdictions, we could become involved in opposition proceedings, either by opposing the validity of another's foreign patent or by third parties opposing the validity of our foreign patents. In 1995, the European Patent Office issued a European patent, with claims directed to the use of heat shock proteins to produce or enhance immune responses to cancer and infectious diseases, to the Whitehead Institute for Biomedical Research and the Medical Research Council. This patent is exclusively licensed to StressGen

Biotechnologies Corporation. The patent holders have made no attempt to enforce this patent against us. Nevertheless, we have successfully sought to have this patent revoked in its entirety in an opposition proceeding in the European Patent Office. After an oral hearing at the European Patent Office before the Opposition Division, the Opposition Division revoked the patent in its entirety. The holders of the patent have the right to appeal the decision to revoke the patent in its entirety. Even if the decision to revoke the patent were to be reversed on appeal, we still should be free to practice its autologous cancer business in Europe. However, the patent owners or their licensee might still try to enforce the revoked patent against our infectious disease business in Europe during any appeal. We may not obtain a final, non-appealable decision for several years, during which time the patent remains enforceable. We may incur significant costs by participating in the opposition proceedings and any appeals. Furthermore, if we are sued on this patent in Europe prior to any final decision of revocation, we may incur significant defense costs, even if we ultimately succeed in proving that we do not infringe any valid claims of this patent.

     This European patent claims priority to a United States patent application filed in 1988. We do not know whether this application, or any related application, is still pending. We do not believe that any United States patent has issued from this application, and we do not know whether a United States patent will ever issue from this patent application. If a United States patent does issue, we do not know whether the patent will be enforceable, whether any valid claims will cover its activities or products, or whether the patent owner will attempt to assert the patent against us.

     In 1999, we received correspondence from both Copernicus Therapeutics, Inc. and its counsel alleging similarity between the companies' respective logos and demanding that we cease using its logo. In July 1999, we sent a response to Copernicus stating that we have prior rights in the logo. In the response to Copernicus, we also stated that since the respective corporate names are vastly different, both companies should be able to continue the use of their respective logos without causing public confusion. At this time, we have not received any further communications from Copernicus or its counsel. Although we do not believe we are infringing any rights owned by Copernicus, Copernicus may proceed with a trademark lawsuit against us.

WE ARE AN EARLY STAGE BIOTECHNOLOGY COMPANY THAT MAY NEVER BE PROFITABLE.

  IF WE INCUR OPERATING LOSSES FOR LONGER THAN WE EXPECT, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

     We have generated $443,000 in revenues for the year ended December 31, 2000 and we do not expect to generate significant revenues for several years. We have incurred losses since we were formed. From inception through December 31, 2000, we have generated losses totaling $84.3 million. We expect to incur increasing and significant losses over the next several years as we complete our Oncophage clinical trials, apply for regulatory approvals, continue development of our technology and expand our operations.

     Our profitability will depend on the market acceptance of any of our therapeutic and prophylactic vaccines that receive FDA or foreign regulatory marketing approval. The commercial success of any of our vaccines will depend on whether:

     - the vaccine is more effective than alternative treatments;

     - side effects of the vaccine are acceptable to doctors and patients;

     - the company produces the vaccine at a competitive price;

     - the company obtains sufficient reimbursement for the vaccine; and

     - the company has sufficient capital to market the vaccine effectively.

     Because Oncophage is autologous, or patient specific, it may be more expensive to manufacture than conventional therapeutic products. This increased expense may decrease our profit margins. Furthermore, because our autologous products are novel, some doctors and patients may be reluctant to use them.

  IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO ADVANCE OUR DEVELOPMENT PROGRAMS AND COMPLETE OUR CLINICAL TRIALS.

     Developing therapeutic and prophylactic vaccines and conducting clinical trials for multiple diseases is expensive. We plan to conduct clinical trials for many different diseases simultaneously, which will increase our costs. We will need to raise additional capital:

     - to fund operations;

     - to continue the research and development of our vaccines; and

     - to commercialize our vaccines.

     Additional financing may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials. We also may be forced to license technologies to others that we would prefer to develop internally.

     On December 31, 2000, we had $99.1 million in cash, cash equivalents, and marketable securities. We believe that we will have sufficient capital to fund our operations for the next two years. We may need to raise capital sooner, however, due to a number of factors, including:

     - an acceleration of the number, size or complexity of our clinical trials;

     - slower than expected progress in developing our vaccines;

     - higher than expected costs to obtain regulatory approvals;

     - higher than expected costs to pursue our intellectual property strategy;

     - higher than expected costs to further develop our manufacturing capability; and

     - higher than expected costs to develop our sales and marketing capability.

BECAUSE OF THE SPECIALIZED NATURE OF OUR BUSINESS, THE TERMINATION OF RELATIONSHIPS WITH OUR SCIENTIFIC ADVISORS OR THE DEPARTURE OF KEY MEMBERS OF MANAGEMENT MAY PREVENT US FROM ACHIEVING OUR OBJECTIVES.

  IF PRAMOD K. SRIVASTAVA, PH.D. SEVERS HIS RELATIONSHIP WITH US, WE MAY EXPERIENCE SIGNIFICANT DIFFICULTIES IN OUR FUTURE DEVELOPMENT EFFORTS.

     Since our formation, Dr. Srivastava has played a significant role in our research efforts. Dr. Srivastava is a member of our board of directors and acts as chairman of our scientific advisory board. In addition, we have licensed a significant portion of our intellectual property from institutions at which Dr. Srivastava has worked. We sponsor research in Dr. Srivastava's laboratory at the University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming an employee of Antigenics. Furthermore, the University of Connecticut may modify these regulations and policies in the future to further limit Dr. Srivastava's relationship with us. While Dr. Srivastava has a consulting agreement with us, which includes financial incentives for him to remain associated with us, we cannot guarantee that he will remain associated with us even during the time covered by the consulting agreement. In addition, this agreement does not restrict his ability to compete with us after his association is terminated.

  IF WE FAIL TO KEEP KEY MANAGEMENT AND SCIENTIFIC PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR THERAPEUTIC OR PROPHYLACTIC VACCINES, CONDUCT CLINICAL TRIALS AND OBTAIN FINANCING.

     We are highly dependent on our senior management and scientific staff, particularly Garo H. Armen, Ph.D., our chairman and chief executive officer, and Elma Hawkins, Ph.D. our vice chairman. The competition for qualified personnel in the biotechnology field is intense, and we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. Since our manufacturing process is unique, our manufacturing and quality control personnel are also very important.

THE COMMERCIAL SUCCESS OF ANY OF OUR THERAPEUTIC OR PREVENTIVE VACCINES WILL DEPEND UPON THE STRENGTH OF OUR SALES AND MARKETING EFFORT AND THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

  IF WE ARE UNABLE TO ESTABLISH SALES AND MARKETING CAPABILITIES OR ENTER INTO AGREEMENTS WITH PHARMACEUTICAL COMPANIES TO SELL AND MARKET OUR THERAPEUTIC OR PROPHYLACTIC VACCINES, WE MAY EXPERIENCE DIFFICULTY GENERATING REVENUES.

     We do not have a sales organization and have no experience in the sales, marketing and distribution of pharmaceutical products. If Oncophage is approved for commercial sale, we plan to market it in the United States with our own sales force. Developing a sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we would be able to develop this capacity. If we are unable to establish our sales and marketing capability, we will need to enter into sales and marketing agreements to market Oncophage in the United States. We plan to enter into these types of arrangements for sales outside the United States. If we are unable to establish successful distribution relationships with pharmaceutical companies, we may fail to realize the full sales potential of our vaccines.

     If we fail to obtain adequate levels of reimbursement for our therapeutic or prophylactic vaccines from third party payors, the commercial potential of our therapeutic or prophylactic vaccines will be significantly limited.

     Our profitability will depend on the extent to which government administration authorities, private health insurance providers and other organizations provide reimbursement for the cost of our therapeutic or prophylactic vaccines. Many patients will not be capable of paying for our therapeutic or prophylactic vaccines themselves. A primary trend in the United States health care industry is toward cost containment. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of particular treatments. These organizations are becoming increasingly economically focused. Furthermore, many third party payors limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.

     In addition, healthcare reform is an area of significant government focus. Any reform measures, if adopted, could adversely affect:

     - the pricing of therapeutic or prophylactic vaccines in the United States or internationally; and

     - the amount of reimbursement available from governmental agencies or other third party payors.

     For example, recent proposals regarding Medicare coverage, if they take effect, may put novel cancer therapies like Oncophage, at a competitive disadvantage compared to existing therapies.

PRODUCT LIABILITY AND OTHER CLAIMS AGAINST US MAY REDUCE DEMAND FOR OUR PRODUCTS OR RESULT IN SUBSTANTIAL DAMAGES.

     We face an inherent risk of product liability exposure related to testing therapeutic or prophylactic vaccines in human clinical trials and will face even greater risks when we sell additional therapeutic or prophylactic products commercially. An individual may bring a product liability claim against us if one of our therapeutic or prophylactic vaccines causes, or merely appears to have caused, an injury. Regardless of merit or eventual outcome, product liability claims may result in:

     - decreased demand for our therapeutic or prophylactic vaccines;

     - injury to our reputation;

     - withdrawal of clinical trial volunteers;

     - costs of related litigation; and

     - substantial monetary awards to plaintiffs.

     We manufacture Oncophage from a patient's tumor, and a medical professional must inject the Oncophage into that same patient. A patient may sue us if we, a hospital or a delivery company fails to deliver the removed tumor or that patient's Oncophage. We anticipate that the logistics of shipping will become more complex as the number of patients we treat increases, and we cannot assure that all shipments will be made without incident. In addition, administration of Oncophage at a hospital poses another chance for delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage and do not know whether insurance will be available to us at a reasonable price or at all.

     We have limited product liability coverage for clinical research use of product candidates such as the Stimulon adjuvants and Oncophage, Quilvax and Quilimmune products. We also maintain limited product liability insurance for the commercial sale of our feline leukemia vaccine.

WE MAY INCUR SIGNIFICANT COSTS COMPLYING WITH ENVIRONMENTAL LAWS AND
REGULATIONS.

     We use hazardous, infectious and radioactive materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from their use. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA or the EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations which could have a material adverse effect on our operations.

     Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from these materials. In the event of an accident, we could be held liable for any resulting damages which could be substantial.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITY OR MARKETING EXPERTISE.

     Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of therapeutic or preventive vaccines and other therapeutic products directed at cancer, infectious diseases, autoimmune disorders, and degenerative disorders. Many of our competitors have greater financial and human resources and more experience. Our competitors may:

     - develop safer or more effective therapeutic or preventive vaccines and other therapeutic products;

     - implement more effective approaches to sales and marketing; or

     - establish superior proprietary positions.

     More specifically, if we receive regulatory approvals, some of our therapeutic or preventive vaccines will compete with well-established, FDA approved therapies that have generated substantial sales over a number of years.

     We anticipate that we will face increased competition in the future as new companies enter our markets and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.

WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGES IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES WHICH COULD MAKE OUR VACCINES OBSOLETE.

     The field of biotechnology is characterized by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which may render our vaccines obsolete even before they generate any revenue.

WE MAY NOT SUCCESSFULLY INTEGRATE OPERATIONS WITH OUR RECENTLY ACQUIRED BUSINESS, AND THE INTEGRATION OF THE BUSINESSES MAY BE COSTLY.

     On November 16, 2000 we acquired Aquila Biopharmaceuticals, Inc. We are currently integrating our operations with those of Aquila. The integration requires significant efforts from each entity, including coordinating research and development efforts. Aquila collaborators, customers, distributors or suppliers may terminate their arrangements with Aquila or demand new arrangements and Aquila personnel may leave the company as a result of the acquisition. Integrating our operations may distract management's attention from the day-to-day business of the combined company. If we are unable to successfully integrate the operations of the two companies or if this integration process costs more than expected, our future results will be negatively impacted.

OUR OFFICERS AND DIRECTORS MAY BE ABLE TO BLOCK PROPOSALS FOR A CHANGE IN
CONTROL.

     Antigenics Holdings L.L.C. controls approximately 40.8% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings may be able to prevail on all matters requiring a stockholder vote, including:

     - the election of directors;

     - the amendment of Antigenics' organizational documents; or

     - the approval of a merger, sale of assets or other major corporate transaction.

     Our directors and officers, if they elect to act together, can control Antigenics Holdings. In addition, several of Antigenics' directors and officers directly and indirectly own shares of our common stock.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW MAY MAKE AN ACQUISITION OF US MORE DIFFICULT.

     We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control more difficult, even if the stockholders desire a change in control. Our anti-takeover provisions include provisions in our certificate of incorporation providing that stockholders' meetings may only be called by the president or the majority of the board of directors and a provision in our by-laws providing that our stockholders may not take action by written consent. Additionally, our board of directors has the authority to issue 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. The rights of holders of our stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides for the classification of our board of directors into three classes. This "staggered board" generally may prevent stockholders from replacing the entire board in a single proxy contest. In addition, our directors may only be removed from office for cause. Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

OUR STOCK HAS LOW TRADING VOLUME AND THEREFORE ITS PUBLIC TRADING PRICE MAY BE VOLATILE.

     Since our initial public offering on February 4, 2000, the per share price of our common stock has fluctuated between $10.00 and $71.50 with an average daily trading volume over the three months ended February 28, 2001 of approximately 90,400 shares. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

     - announcements of decisions made by public officials;

     - results of our preclinical and clinical trials;

     - announcement of technological innovations or new commercial products by us or our competitors;

     - announcements of business acquisitions and other business ventures;

     - developments concerning proprietary rights, including patent and litigation matters;

     - publicity regarding actual or potential results with respect to products under development by us or by our competitors;

     - regulatory developments; and

     - quarterly fluctuations in our revenues and other financial results.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE.

     The sale by us or the resale by stockholders of shares of our stock could cause the market price of our stock to decline. As of December 31, 2000, we had 27,316,295 shares of common stock outstanding. All of these shares are eligible for sale on the Nasdaq National Market, although certain of the shares are subject to sale volume and other limitations.

     We have filed a registration statement to permit the sale of approximately 4,800,000 shares of common stock under our equity incentive plan and 300,000 shares of common stock under our employee stock purchase plan. As of December 31, 2000, options to purchase 2,651,796 shares of our stock upon exercise of options with a weighted average exercise price per share of $8.49 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. As of December 31, 2000, warrants to purchase 296,989 shares of Antigenics stock with a weighted average exercise price per share of $13.98 were outstanding.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. Generally, these statements can be identified by the use of phrases like "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project" and similar terms and include statements about our:

     - product research and development activities;

     - the efficacy of our immunotherapeutics in treating diseases;

     - plans for regulatory filings;

     - receipt of regulatory approvals;

     - cash needs;

     - plans for sales and marketing;

     - results of scientific research;

     - implementation of our corporate strategy; and

     - financial performance.

     These forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in "Risk Factors." You should carefully consider that information before you make an investment decision. You should not place undue reliance on our forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

     The selling stockholders are the holders of:

     - 2,801,762 shares of our common stock issued in a November 1999 private placement; and

     - currently exercisable warrants to purchase an aggregate of 278,096 shares of common stock at $13.96 per share that were issued in the November 1999 private placement of equity.

     The following table sets forth the name and number of shares of common stock beneficially owned by the selling stockholders. Other than as disclosed in the footnotes to the following table, in the last three years, none of the selling stockholders have held any position or office with, been employed by, or otherwise had a material relationship with, us or any of our predecessors or affiliates other than as stockholders. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

                                                                            NUMBER OF WARRANT
                                      TOTAL SHARES       NUMBER OF SHARES    SHARES OFFERED         NUMBER OF SHARES
                                   BENEFICIALLY HELD      OFFERED UNDER        UNDER THIS       BENEFICIALLY OWNED AFTER
SELLING STOCKHOLDER(1)            PRIOR TO OFFERING(2)   THIS PROSPECTUS       PROSPECTUS         THIS OFFERING(3)(4)
----------------------            --------------------   ----------------   -----------------   ------------------------
Keith Ablow.....................             788                  716                 72                      --
A & A Actienbank................          39,740               36,127              3,613                      --
Steve Addicott..................             197                  179                 18                      --
Darrick E. Antell, MD...........           1,892                1,720                172                      --
Aptafin International S.A.......          78,788               71,625              7,163                      --
Michael G. Baldwin..............          13,787               12,534              1,253                      --
1981 Kara Ann Berg Trust........         228,119               55,818              5,582                 166,719
E. Garrett Bewkes, Jr. .........           1,892                1,720                172                      --
Blackford Securities
  Corporation...................          17,474                1,852                185                  15,437
Christopher Burch...............           7,878                7,162                716                      --
Robert Burch....................           7,878                7,162                716                      --
Charles Farina..................           1,969                1,790                179                      --
Gabriel Farina..................           1,969                1,790                179                      --
Arthur J. Castlebaum, MD........           1,969                1,969                 --                      --
Michael & Pamela Clark..........           6,854                  688                 69                   6,097
Steven A. Cohen.................         202,716               21,504              2,150                 179,062
The Coleman Partnership.........           5,908                5,371                537                      --
Dean C. Colson IRA..............          23,636               21,487              2,149                      --
Dean C. Colson..................          15,758               14,325              1,433                      --
Leopoldo Corvino................           3,939                3,581                358                      --
Dominic Curcio..................           1,575                1,432                143                      --
Ralph A. Daiuto, Sr. ...........           5,908                5,371                537                      --
Michael & Mary Darling..........           4,647                  716                 72                   3,859
Carmine DeSantis................           9,848                8,953                895                      --
Sergio Dompe....................          23,654               21,504              2,150                      --
E. Gutzwiller & CIE,
  Banquiers.....................          11,922               10,838              1,084                      --
Eagle Constellation Fund........          17,474                1,852                185                  15,437
Lewis M. Eisenberg..............           7,878                7,162                716                      --
Elan International Finance,
  Ltd...........................       1,041,248              743,110             74,311                 223,827
Ralph David Ells................             394                  358                 36                      --
Steve Feid......................           6,407                  688                 69                   5,650
Freedale Investments Inc. ......         238,713               25,305              2,531                 210,877
Andrew Friedwald................           1,575                1,432                143                      --
Frost Nevada Limited
  Partnership...................         199,482               21,146              2,115                 176,221
Judith L. George................          11,000               10,000              1,000                      --
Phillip T. & Judith L. George,
  JT. TEN. ENT..................         155,528              133,250             13,325                   8,953
German American Capital
  Corporation(5)................       1,012,526              122,837             12,284                 877,405
H. Leland Getz IRA..............         155,793               16,515              1,652                 137,626
Gibralt Capital Corporation.....          35,454               32,231              3,223                      --
Steve Green.....................           1,969                1,790                179                      --

                                                                            NUMBER OF WARRANT
                                      TOTAL SHARES       NUMBER OF SHARES    SHARES OFFERED         NUMBER OF SHARES
                                   BENEFICIALLY HELD      OFFERED UNDER        UNDER THIS       BENEFICIALLY OWNED AFTER
SELLING STOCKHOLDER(1)            PRIOR TO OFFERING(2)   THIS PROSPECTUS       PROSPECTUS         THIS OFFERING(3)(4)
----------------------            --------------------   ----------------   -----------------   ------------------------
Gubel, S.L. ....................          15,895               14,450              1,445                      --
R.M. Hart.......................           3,939                3,581                358                      --
Austin Hearst...................           3,939                3,581                358                      --
Robert E. Hoffman...............           3,939                3,581                358                      --
Robert Holmen...................           5,514                5,013                501                      --
Steve Home......................           1,969                1,790                179                      --
Interimage Ltd..................          12,300               11,182              1,118                      --
Tom Irwin.......................           1,969                1,790                179                      --
James Kearney...................             788                  716                 72                      --
Loren B. & Vivian Kramer........          39,393               35,812              3,581                      --
Dr. Bernard Lahasky.............          39,393               35,812              3,581                      --
Andrew J. Lanza.................             394                  358                 36                      --
Peter Lawson-Johnston II........          23,556               17,906              1,791                   3,859
Peter Lawson-Johnston...........          19,697               17,906              1,791                      --
Fredda Levitt...................           7,878                7,162                716                      --
Jeff Lewis......................           3,939                3,581                358                      --
Ivan Lieberburg.................           1,892                1,720                172                      --
Links Investment Fund LLC.......              11                   10                  1                      --
Brown Brothers Harriman In
  favour of A/C Lloyds TSB Bank
  Plc Geneva....................          16,841               15,310              1,531                      --
Cameron Lochhead................             197                  179                 18                      --
Ernest Mario....................          17,704                7,955                796                   8,953
Mark J. McInerney...............          15,201                1,611                161                  13,429
John P. McNiff..................          10,088                1,032                103                   8,953
McNiff Irrevocable Deed of Trust
  dated 12/30/97 -- John P.
  McNiff & Evelyn W. McNiff,
  Trustees......................          25,409                2,752                275                  22,382
Michael E. Mederrick............             788                  716                 72                      --
Medison Pharma Ltd.(6)..........           7,878                7,162                716                      --
Medison Tech Ltd.(7)............          15,758               14,325              1,433                      --
Carmen Miranda..................           7,948                7,225                723                      --
Pilar Morales-Arce..............           7,948                7,225                723                      --
Christopher Morley..............           3,939                3,581                358                      --
Elizabeth Morely................             669                  608                 61                      --
Todd Morely.....................          22,507               20,461              2,046                      --
William L. Morrison.............          19,697               17,906              1,791                      --
John H. Morse...................          78,788               71,625              7,163                      --
Frank Neill III.................           1,181                1,074                107                      --
John O'Brien....................           1,969                1,790                179                      --
Richard E. Omohundro, Jr........          12,005                5,371                537                   6,097
Osa Mayor 30, S.L. .............           5,866                5,333                533                      --
PaineWebber Group Inc. Senior
  Officer Deferred Compensation
  Plan I f/b/o Donald B.
  Marron........................          25,336                2,685                269                  22,382
PaineWebber Group Inc. Senior
  Officer Deferred Compensation
  Plan I f/b/o Joseph J.
  Grano, Jr.....................          25,336                2,685                269                  22,382
PaineWebber Capital Inc.........         196,968              179,062             17,906                      --
Darryl Parmenter................           7,878                7,162                716                      --
Percacer, S.A...................          39,551               35,955              3,596                      --
Pinnacle Investments Ltd........          25,854                7,225                723                  17,906
Celeste S. Pinto, Trustee for
  CSP Trust.....................           3,784                3,440                344                      --
James J. Pinto..................          61,501               55,910              5,591                      --
Redwood Investment Ltd..........          11,922               10,838              1,084                      --
Emanuel W. Reiser...............          11,922               10,838              1,084                      --
Russell Reynolds Cust. Andrew
  Russell Reynolds Unit Gift
  Min. Act -- CT Gilford
  Securities A/C
  #HNU017460 -- GA..............             535                  486                 49                      --
Russell Reynolds Cust. Joan Low
  Unit Gift Min. Act -- CT......             220                  200                 20                      --

                                                                            NUMBER OF WARRANT
                                      TOTAL SHARES       NUMBER OF SHARES    SHARES OFFERED         NUMBER OF SHARES
                                   BENEFICIALLY HELD      OFFERED UNDER        UNDER THIS       BENEFICIALLY OWNED AFTER
SELLING STOCKHOLDER(1)            PRIOR TO OFFERING(2)   THIS PROSPECTUS       PROSPECTUS         THIS OFFERING(3)(4)
----------------------            --------------------   ----------------   -----------------   ------------------------
Russell Reynolds Cust. Jonathan
  L. Reynolds Unit Gift Min.
  Act -- CT Gilford Securities
  A/C #HNU012123 -- GA..........             636                  578                 58                      --
Russell S. Reynolds III.........           4,450                4,045                405                      --
Russell Reynolds Cust. Elizabeth
  Joy Reynolds Unit Gift Min.
  Act -- CT Gilford Securities
  A/C #HNU012115 -- GA..........             646                  587                 59                      --
Lynda Low Reynolds UTA Charles
  Schwab & Co., Inc.SEP IRA
  Dated 07/08/96 -- A/C #7430-
  8452..........................             780                  709                 71                      --
Russell S. Reynolds III Delaware
  Charter Trust.................           7,216                  447                 45                   6,724
H. B. Rigs, Ltd. ...............          18,923               18,923                 --
Luis Ruspoli....................           7,948                7,225                723
S.A.C. Capital Associates,
  LLC...........................         101,264               10,666              1,067                  89,531
Saad Investments Company,
  Ltd. .........................         157,575              143,250             14,325
John Saraceno...................           7,878                7,162                716
James F. & Virginia B.
  Sattler.......................           7,948                7,225                723
Steve Schram....................          23,240                2,463                246                  20,531
N. Lloyd Scurlock...............          39,393               35,812              3,581                      --
Securfin, S.p.A. ...............          78,788               71,625              7,163                      --
Sigma-Tau Finance S.A.(8).......         157,575              143,250             14,325                      --
Adin Inversiones 95, S.L. ......           2,443                2,221                222                      --
Eleanor Moore Sterne............           1,892                1,720                172                      --
Richard J. Sterne...............           9,610                1,720                172                   7,718
STH Capital S.C.R., S.A. .......          19,697               17,906              1,791                      --
Olga Subirana...................           7,948                7,225                723                      --
Carol P. Swiggett...............           8,737                  926                 93                   7,718
George Sykes....................           1,969                1,790                179                      --
John Martin Taylor(9)...........          37,433                2,752                275                  34,406
Thermo Electron Corporation.....          50,673                5,371                537                  44,765
McDonald Investments Inc.
  -- C/FBO Walter F. Toombs
  IRA...........................           9,461                8,601                860                      --
Torreal, S.A. ..................         157,633              143,303             14,330                      --
Neil & Karen Vaccaro............           9,848                8,953                895                      --
H. William Walker, Jr. & Laura
  C. Walker.....................           7,878                7,162                716                      --
Mark Walter.....................           2,757                2,506                251                      --
Matthew Weinberg................           2,757                2,506                251                      --
Frank B. White, III.............           9,848                8,953                895                      --
Samuel C. Wilcox................             394                  358                 36                      --
Joseph E. Wurtz.................           9,848                8,953                895                      --
Strauss Zelnick & Wendy Belzberg
  as Co-Trustees of the Zelnick/
  Belzberg Living Trust Dated
  12/17/92......................           3,939                3,581                358                      --
                                       ---------            ---------            -------               ---------
Total...........................       5,444,764            2,801,762            278,096               2,364,906
                                       =========            =========            =======               =========

---------------
(1) This registration statement also covers any additional shares of common stock which become issuable with respect to the listed shares as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(2) Beneficial ownership includes shares issuable upon exercise of warrants that were issued in our November 1999 private placement of equity.

(3) Each of the selling stockholders' percentage ownership of our common stock after this offering in less than 1% unless otherwise noted.

(4) The numbers in this column assume that the selling stockholders will sell all of the common stock offered for sale under this prospectus and will make no other purchases or sales of our common stock.

(5) If German American Capital Corporation sells all of its shares being offered in this prospectus, it will beneficially own approximately 3.54% of the outstanding shares of our common stock after the completion of this offering.

(6) We have entered into an agreement with Medison Pharma Ltd. for marketing Oncophage in Israel.

(7) Medison Tech Ltd. is an affiliate of Medison Pharma Ltd. with whom we have a relationship as described in footnote 6 above.

(8) We have entered into an agreement with Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., an affiliate of Sigma Tau Finance S.A., under which they have agreed to pay for two clinical trials in return for rights which include an option to enter into an agreement to market Oncophage in Italy, Spain, Portugal and Switzerland.

(9) John Martin Taylor is a member of our board of directors. Mr. Taylor also owns options to purchase 34,403 shares of our common stock which are not included in the above table.

                              PLAN OF DISTRIBUTION

     We have filed with the Securities and Exchange Commission the registration statement, of which this prospectus forms a part, with respect to the resale of the shares owned by the selling stockholders from time to time. As used in this prospectus, selling stockholders includes donees, pledgees, transferees or other successors-in-interest selling shares received from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. If we are notified by a donee, pledgee, transferee or other successor-in-interest that it intends to sell more than 500 shares, a supplement to this prospectus will be filed if required.

     The shares being offered by the selling stockholders may be sold in one or more transactions:

     - on the Nasdaq National Market;

     - on any market where Antigenics' common stock is then traded;

     - with broker-dealers or third parties (including block sales);

     - in privately negotiated transactions;

     - in connection with short sales;

     - in connection with writing call options or in other hedging arrangements; or

     - involving a combination of these methods.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, at fixed prices or at a combination of these prices. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders may sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     We cannot assure that all or any of the shares offered hereby will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act, and any commissions received by them or profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     We will pay most expenses incident to the offer and sale of the shares offered by the selling stockholders using this prospectus. We will not pay selling commissions or expenses associated with any sales by the selling stockholders.

     To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in these jurisdictions only through registered or licensed brokers or dealers.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other person. The foregoing may affect the marketability of the shares.

     To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution.

                                 LEGAL MATTERS

     Our counsel, Palmer & Dodge LLP, Boston, Massachusetts, will pass on the validity of the shares of common stock offered by this prospectus. Paul M. Kinsella, a partner at Palmer & Dodge LLP, is our secretary.

                                    EXPERTS

     [Language to be provided by amendment.]

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000,
       filed with the SEC on March   , 2001.

     - Current Report on Form 8-K, filed with the SEC on November 30, 2000 and amended on January 29, 2001.

     - The description of our common stock contained in our Registration Statement on Form 8-A, filed on January 24, 2000, including any amendment or reports filed for the purpose of updating such description.

     We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: Barbara Bennett at Antigenics Inc., 630 Fifth Avenue, New York, New York 10111, where the phone number is
(212) 332-4774.

                      WHERE YOU CAN FIND MORE INFORMATION

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you different information. You should not assume that the information in this prospectus is accurate as of any date other than the date below.

     We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC's Web site at http://www.sec.gov. Copies of certain information filed by us with the Commission are also available on our Web site at http://www.antigenics.com. Our Web site is not part of this prospectus. Our common stock is listed on the Nasdaq National Market.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the securities being registered are as follows:

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
Registration fee............................................   $11,790
Legal fees and expenses.....................................    20,000
Accounting fees and expenses................................    20,000
Miscellaneous...............................................       210
                                                               -------
Total.......................................................   $52,000
                                                               =======

     All of the above figures, except the SEC registration fee, are estimated, and we will pay all of the above expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

     Article V of Antigenics' By-laws provides that Antigenics shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of Antigenics, or is or was serving, or has agreed to serve, at the request of Antigenics, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

     Section 145(g) of the Delaware General Corporation Law and Article V of By-laws of Antigenics provide that the company shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

     Antigenics has entered into indemnification agreements with each of its directors and executive officers and has obtained insurance covering its directors and officers against losses and insuring Antigenics against certain of its obligations to indemnify its directors and officers.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Pursuant to the Delaware General Corporation Law, Section 6 of Article FIFTH of the Certificate of Incorporation of Antigenics eliminates a director's personal liability for monetary damages to Antigenics and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to Antigenics or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  3.1+    Certificate of Incorporation of Antigenics Inc.
  3.2+    By-laws of Antigenics Inc.
  4.1+    Form of Common Stock Certificate.
  4.2+    Form of Warrant to purchase Common Stock, together with a
          list of holders.
  4.3+    Form of Subscription Agreement, as amended, together with a list of parties thereto.
  5.1*    Opinion of Palmer & Dodge LLP.
 23.1     Consent of Independent Accountants. To be filed by
          amendment.
 23.2     Consent of Independent Accountants. To be filed by
          amendment.
 23.3     Consent of Palmer & Dodge LLP. Included in the opinion filed as Exhibit 5.1.
 24.1     Power of Attorney. Included on the signature page of the
          initial filing of this registration statement.

---------------
+ Filed as an exhibit with the same number to our Registration Statement on Form
  S-1 (File No. 333-91747) and incorporated herein by reference.

* Filed as an exhibit with the same number to our Registration Statement on Form S-1 (File No. 333-37820) and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     The undersigned hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Woburn, Commonwealth of Massachusetts, as of March 13, 2001.

                                          ANTIGENICS INC.

                                          By: /s/      GARO ARMEN
                                            ------------------------------------
                                                       Garo H. Armen
                                             President, Chief Executive Officer
                                                             and
                                             Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and as of the dates indicated.

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
                  /s/ GARO ARMEN                     President, Chief Executive         March 13, 2001
---------------------------------------------------    Officer and Chairman of the
                 Garo Armen, Ph.D.                     Board of Directors (Principal
                                                       Executive Officer and Principal
                                                       Financial and Accounting
                                                       Officer)

                         *                           Director                           March 13, 2001
---------------------------------------------------
             Pramod Srivastava, Ph.D.

                         *                           Director                           March 13, 2001
---------------------------------------------------
               Noubar Afeyan, Ph.D.

                         *                           Vice Chairman of the Board of      March 13, 2001
---------------------------------------------------    Directors, Executive Vice
               Gamil de Chadarevian                    President, International

                         *                           Director                           March 13, 2001
---------------------------------------------------
                   Tom Dechaene

                                                     Director
---------------------------------------------------
                   Donald Panoz

                         *                           Director                           March 13, 2001
---------------------------------------------------
                   Martin Taylor

                                                     Director
---------------------------------------------------
                Sanford M. Litvack

                *By: /s/ GARO ARMEN                                                     March 13, 2001
   ---------------------------------------------
                 Garo Armen, Ph.D.
                 Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  3.1+    Certificate of Incorporation of Antigenics Inc.
  3.2+    By-laws of Antigenics Inc.
  4.1+    Form of Common Stock Certificate.
  4.2+    Form of Warrant to purchase Common Stock, together with a
          list of holders.
  4.3+    Form of Subscription Agreement, as amended, together with a list of parties thereto.
  5.1*    Opinion of Palmer & Dodge LLP.
 23.1     Consent of Independent Accountants. To be filed by
          amendment.
 23.2     Consent of Independent Accountants. To be filed by
          amendment.
 23.3     Consent of Palmer & Dodge LLP. Included in the opinion filed as Exhibit 5.1.
 24.1     Power of Attorney. Included on the signature page of the
          initial filing of this registration statement.

---------------
+ Filed as an exhibit with the same number to our Registration Statement on Form
  S-1 (File No. 333-91747) and incorporated herein by reference.

* Filed as an exhibit with the same number to our Registration Statement on Form S-1 (File No. 333-37820) and incorporated herein by reference.